Varana Capital Seeks Overhaul of the Board of CSS Industries

Nominates Highly Qualified Directors to Replace Some or All Incumbents

NEW YORK--(BUSINESS WIRE)-- Varana Capital, LLC, together with its affiliates, including Varana Capital Focused, LP (collectively, "Varana Capital" or the "Concerned Shareholders"), shareholders of CSS Industries, Inc. ("CSS" or the "Company") (NASDAQ: CSS), with ownership of approximately 4.0% of the Company's outstanding shares, announced today that on April 25th it delivered to CSS a letter officially nominating a full slate of highly qualified, independent candidates to replace some or all of the sitting Board. Through a limited partnership managed by Varana Capital, LLC, the Concerned Shareholders have owned shares in CSS for almost two years and are committed to stopping the free fall in the CSS stock price, as overseen by the current directors.

Philip Broenniman, Managing Partner of Varana Capital, LLC, stated, "During the time we have been investors, the equity price of CSS has fallen more than 75% from its high, precipitated by a steep decline in the quantity and quality of earnings from its core businesses."

To refresh and to bring a sorely needed upgrade to the Board by adding demonstrable capability, experience, and insight, Varana Capital has nominated a diverse slate of ten uniquely capable and highly qualified directors to serve the Company; its long suffering shareholders; and the loyal and hard-working employees of CSS, who are the heart and soul of the Company.

Mr. Broenniman continued, "We are not asking for a change in the size of the Board and, despite the breathless public statements by the Company, Varana Capital is not pushing for any change in ownership. Therefore, no change of control is at stake. Indeed, we are disappointed by the aggressive tone adopted by the company in its press release on Apr 29th, 2019."

In contrast, the Varana Capital nomination letter simply and respectfully offered the Company the opportunity to interview its nominees on fair terms for consideration to replace some or all of the incumbents. Mr. Broenniman remains hopeful the incumbent Board, following impartial interviews of all Varana Capital nominees, will agree to major changes in composition.

Mr. Broenniman concluded, "While the possibility of unbiased interviews was brought firmly into question on Apr 29th through the negative public stance taken by the sitting directors and their apparently high-priced proxy fight counsel, Varana Capital will continue to try to work cooperatively with the Board. However, we stand ready to solicit in favor of our impressive slate should the incumbents remain committed to self-entrenchment and an unacceptable stasis."

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Varana Capital Focused, LP, together with the other participants named herein (collectively, "Varana"), intends to file a preliminary proxy statement and an accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of director nominees at the upcoming 2019 annual meeting of stockholders of CSS Industries, Inc., a Delaware corporation (the "Company").

VARANA STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The participants in the solicitation are anticipated to be Varana Capital Focused, LP ("VCFLP"), Stone Bay Varana, LLC ("Stone Bay"), Varana Capital Partners, LP ("VCPLP"), Varana Capital, LLC ("Varana Capital"), Philip R. Broenniman, Martin F. Ellis, Marc Hodak, Todd C. Bida, Robert Kelman, Jerome Bailey, David Silver, Brian Richards, Sabrina McLaughlin Smith, and Mitchell Douglas Cohen.

As of the date hereof, VCFLP is the record owner of 100 shares of common stock, $0.10 par value ("Shares") of the Company. Stone Bay beneficially owns 360,550 Shares. VCPLP beneficially owns 100 Shares. Varana Capital is the investment manager of and has dispositive control over the Shares held by each of VCFLP, Stone Bay and VCPLP. Philip Broenniman is the Managing Partner of Varana Capital. By virtue of these relationships, Varana Capital may be deemed to have beneficial ownership of 360,750 Shares, consisting of (i) the 100 Shares held in record name by VCFLP, (ii) the 360,550 Shares held by Stone Bay and (iii) the 100 Shares beneficially owned by VCPLP. By virtue of these relationships, Mr. Broenniman may be deemed to have beneficial ownership of 360,850 Shares, consisting of (i) the 100 Shares held in record name by VCFLP, (ii) the 360,550 Shares held by Stone Bay, (iii) the 100 Shares beneficially owned by VCPLP and (iv) 100 Shares held personally. As of the date hereof, Mr. Bailey may be deemed to beneficially own 40,000 Shares. Except as described herein, no other Participant beneficially owns any Common Stock as of the date hereof.

Contacts

Varana Capital
Mr. Alex Kayon
(212) 993-1560

Source: Varana Capital, LLC